UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                              SEC FILE NUMBER
                                                              000-24366
                                                             -----------

(Check  One)
[ ] Form  10-K  [ ] Form  20-F  [ ]  Form 11-K  [X] Form 10-Q [ ] Form  N-SAR

For  Period  Ended:         March  31,  2003
                          -----------------------
[  ]     Transition  Report  on  Form  10-K
[  ]     Transition  Report  on  Form  20-F
[  ]     Transition  Report  on  Form  11-K
[  ]     Transition  Report  on  Form  10-Q
[  ]     Transition  Report  on  Form  N-SAR
For  the  Transition  Period  Ended:

     Read  Instruction  (on  back  page) Before Preparing Form.  Please Print or
Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


     PART  I-REGISTRANT  INFORMATION


     Full  Name  of  Registrant

     Goran  Capital  Inc.
     --------------------

     Former  Name  if  Applicable


     Address  of  Principal  Executive  Office  (Street  and  Number)

     4720  Kingsway  Drive
     ---------------------

     City,  State  and  Zip  Code

     Indianapolis,  Indiana  46205
     -----------------------------

     PART  II-RULES  12B-25  (B)  AND  (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ X ]

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


     PART  III-NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                         (Attach Extra Sheets if Needed)

Registrant has not completed its consolidated financial statements for the year ended December 31, 2002 due to the ongoing actuarial analysis of Registrant's reserve accounts being performed by the consulting actuary retained by BDO Seidman, LLP, Registrant's independent auditor, in connection with the audit of Registrant's 2002 financial statements. As a result, Registrant is unable to complete its consolidated financial statements for the quarter ended March 31, 2003. Consequently, Registrant is unable to file its Form 10-Q by the original due date.


     PART  IV-OTHER  INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

     Douglas  H.  Symons
     (Name)
     317              259-6413
     (Area  Code)     (Telephone  Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the
answer  is  no,  identify  report(s).  [  ]  Yes     [  X  ]  No

  Registrant  has not yet filed its 2002 Form 10-K.  See the explanation  above
  ------------------------------------------------------------------------------

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
portion  thereof?  [  x  ]  Yes     [  ]  No
If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due  to  its  inability  to  complete its 2002 audited financial statements (see
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explanation  above)  Registrant  is unable to reasonably estimate its results of
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operations  for  the  quarter  ended  March  31,  2003.
-------------------------------------------------------

                               GORAN CAPITAL INC.
                           ----------------------------
     (Name  of  Registrant  as  specified  in  charter)

          has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


  Date     May  15,  2003                 By:
                                              --------------
                                 Douglas  H.  Symons,  Chief  Executive  Officer

          INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
          INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE U.S.C. 1001)